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                                                                     EXHIBIT 4.7

DISCLAIMER:

NON-BINDING ENGLISH TRANSLATION FROM THE GERMAN. ONLY THE GERMAN TEXT IS LEGALLY BINDING.

                                  TRANSLATION

Dr. jur Henning Schulte-Noelle
Chairman of the Management Board

Herrn
Dr. Hans-Jurgen Schinzler
Chairman of the Management Board
Munchner-Ruckversicherungs-Gesellschaft
Koniginstrasse 107

80791 Munich

                                                          Munich, March 20, 2003

Dear Mr. Schinzler,

     I refer to the talks we have had over the last days concerning our planned capital measure and the future level of our mutual participation. First of all, I would like to sincerely thank you for your cooperation, which is an essential requirement for successful completion of this measure. For proper procedure, I would like to outline our mutual understanding in this letter.

     We had spoken about the fact that in connection with the capital increase of Allianz AG, Munich Re will partially exercise its subscription rights by way of a so-called operation blanche, so that after completion of the capital increase, Munich Re's share of ownership of Allianz AG will be approximately 15%. Munich Re will cooperate with the Subscription Rights Consortium with respect to the sale of the unused subscription rights.

     In return, Allianz AG will reduce its shareholding in Munich Re to 16 -- 18% by the end of 2003 and to approximately 15% in the course of 2004. As a result, to the extent permissible under applicable accounting principles, we will no longer treat our participation in your company at equity.
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DISCLAIMER:

NON-BINDING ENGLISH TRANSLATION FROM THE GERMAN; FOR DISCUSSION ONLY. ONLY THE GERMAN TEXT IS LEGALLY BINDING. CONFIDENTIAL: DO NOT DISCLOSE

Dr. jur Henning Schulte-Noelle
Chairman of the Management Board

     The agreement on the Principles of Cooperation of May 2000 (in connection with our agreement regarding cancellation of December 2002) as well as the Agreement in Principle of April 1, 2001 in the version currently in force, will be modified accordingly by the aforementioned arrangement. It is our common understanding that the ownership quotas defined in these agreements will be reduced to approximately 15% on both sides. In all other respects, the aforementioned agreements as well as the special agreement on the mutual ceding of quotas of December 2001 remain effective unmodified.

     Dear Mr. Schinzler, it is important for me to emphasize that our longtime partnership will not be affected by the upcoming changes necessitated by general developments. We will continue our positive mutual cooperation under a modified framework as well.

     I would be most obliged if you could confirm in a short written reply that I have correctly reiterated our arrangements.

Sincerely,

/s/ SCHULTE-NOELLE